# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Immunovant, Inc., CIK 0001764013
CUSIP: 45258J102
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 320 West 37th Street, New York, New York (NY), 10018
Date of event which requires filing of this statement: 01/13/2025
Amends the filing with accession number 0001104659-19-075127
Filed by CIK 0001635088
Persons authorized to receive notices and communications: Derek Dostal, Davis Polk & Wardwell LLP, 450 Lexington Ave., New York, New York (NY), 10017, (212) 450-4000

## Reporting persons
- Roivant Sciences Ltd. (CIK 0001635088): type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); source of funds: working capital (WC); sole voting power 96,660,341; shared voting power 0; sole dispositive power 96,660,341; shared dispositive power 0; aggregate amount beneficially owned 96,660,341 (56.9% of the class)
  Comment: Lines 7, 9 and 11 above include the 10,000 shares of Common Stock, par value $0.0001 per share ("Common Stock"), of Immunovant, Inc. (the "Issuer") issuable upon conversion of the Series A Preferred Stock issued to Roivant (as defined below) as described in the Original Schedule 13D (as defined below) (the "Preferred Shares").
  The percent ownership information included on line 13 above in this Amendment No. 8 to the Original Schedule 13D is based on (i) 147,271,269 shares of Common Stock issued and outstanding as of January 10, 2025 based on information provided by the Issuer, after giving effect to the 10,000 shares of Common Stock of the Issuer issuable upon conversion of the Preferred Shares, plus (ii) the 22,500,000 shares of Common Stock of the Issuer purchased in the Private Placement (as defined below) by Roivant and certain other investors.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Immunovant, Inc.
Address of issuer's principal executive offices: 320 West 37th Street, New York, New York (NY), 10018
Comment:
EXPLANATORY NOTE

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, this Amendment No. 8 ("Amendment No. 8") amends certain items of the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on December 20, 2019, as amended by Amendment No. 1 filed with the SEC on April 17, 2020, as further amended by Amendment No. 2 filed with the SEC on May 15, 2020, as further amended by Amendment No. 3 filed with the SEC on September 4, 2020, as further amended by Amendment No. 4 filed with the SEC on September 17, 2020, as further amended by Amendment No. 5 filed with the SEC on March 8, 2021, as further amended by Amendment No. 6 filed with the SEC on August 2, 2021, as further amended by Amendment No. 7 filed with the SEC on October 4, 2023 (as so amended, the "Original Schedule 13D") relating to the Common Stock, $0.0001 par value per share (the "Common Stock"), of Immunovant, Inc. (the "Issuer"), which are beneficially owned by Roivant Sciences Ltd. ("Roivant" or the "Reporting Person"). This Amendment No. 8 amends the Original Schedule 13D on behalf of the Reporting Person to furnish the information set forth herein. Except as set forth below, all Items of the Original Schedule 13D remain unchanged. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing: Item 2 is hereby amended solely to restate the list of Covered Persons in Item 2(a) of the Original Schedule 13D with those listed on Schedule A hereto, which schedule is incorporated into this Item 2 by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended by adding the following to the end thereof:

On January 13, 2025, Roivant, the Issuer and certain other investors entered into a Share Purchase Agreement (the "Share Purchase Agreement") pursuant to which Roivant purchased, in a private placement (the "Private Placement") exempt from the registration requirements of the Securities Act of 1933, as amended, 16,845,010 shares of Common Stock. All parties to the Share Purchase Agreement, including Roivant, participated in the Private Placement on the same terms and conditions, including the same price per share of Common Stock of $20.00. The closing of the Private Placement is contingent on the satisfaction of certain customary conditions.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended by adding the following to the end thereof:

Roivant purchased an aggregate of 16,845,010 shares of Common Stock in the Private Placement to provide further capital to the Issuer for the advancement of the Issuer's development pipeline, working capital and other general corporate purposes, as well as to increase its ownership interest in the Issuer. As the Issuer's largest shareholder, Roivant may provide additional financing to the Issuer from time to time in the form of an investment in equity or debt securities of the Issuer or loans, including in connection with business development transactions or financing commitments in relation thereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Reporting Person (Roivant)

Roivant directly beneficially owns 96,660,341 shares, or 56.9%, of the Common Stock (such ownership percentage is after giving effect to (i) the 142,271,269 shares of Common Stock issued and outstanding as of January 10, 2025 based on information provided by the Issuer, after giving effect to the 10,000 shares of Common Stock of the Issuer issuable upon conversion of the Preferred Shares and (ii) the 22,500,000 shares of Common Stock of the Issuer purchased in the Private Placement by Roivant and certain other investors), and has sole voting and dispositive power over such Common Stock (including the Preferred Stock). Roivant disclaims beneficial ownership in all Common Stock (including the Preferred Stock) reported herein, except to the extent of Roivant's respective pecuniary interest therein.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows 7-10 of the cover page to this Amendment No. 8 for information regarding Roivant's power to vote or direct the vote and its power to dispose or direct the disposition of the Common Stock (including the Preferred Stock). Except as disclosed in this Schedule 13D, Roivant does not and, to Roivant's knowledge, the Covered Persons do not beneficially own any Common Stock or have the right to acquire any Common Stock.
Transactions in the class effected during the past sixty days: Except as disclosed in this Amendment No. 8, Roivant has not effected and, to Roivant's knowledge, none of the Covered Persons has effected any transactions in the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in this Amendment No. 8, no person other than Roivant has the right to receive, or the power to direct the receipt of dividends from, the proceeds from any sale of the shares to which this Amendment No. 8 relates.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended to include the following:

Exhibit 7.01 Share Purchase Agreement, dated as of January 13, 2025, by and between Immunovant, Inc. and the Purchasers, incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Immunovant, Inc. with the Securities and Exchange Commission on January 13, 2025.*

* Certain confidential portions (indicated by brackets and asterisks) have been omitted from this exhibit. The Issuer agrees to furnish supplementally a copy of such omitted confidential portions to the SEC upon request.

## Signatures
- Roivant Sciences Ltd.: /s/ Keyur Parekh, Keyur Parekh, Authorized Signatory (01/15/2025)